AMENDED AND RESTATED
EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made by and between SOUTHWEST BANCORPORATION OF TEXAS, INC. (“Company”) and WALTER E. JOHNSON (“Executive”).

W I T N E S S E T H:

     WHEREAS, Company is desirous of continuing Executive’s employment as a senior executive of Company and its wholly owned subsidiary, SOUTHWEST BANK OF TEXAS NATIONAL ASSOCIATION (the “Bank”), on the terms and conditions, and for the consideration, hereinafter set forth and Executive is desirous of continuing his employment by Company on such terms and conditions and for such consideration;

     WHEREAS, references herein to Executive’s employment by Company shall also mean his employment by the Bank, and references herein to payments of any nature to be made by Company to Executive shall mean that either Company will make such payments or it will cause Bank to make such payments to Executive;

     NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Company and Executive agree as follows:

ARTICLE 1: EMPLOYMENT AND DUTIES

     1.1 Employment; Effective Date. Company agrees to employ Executive and Executive agrees to be employed by Company, beginning as of the Effective Date (as hereinafter defined) and continuing for the period of time set forth in Article 2 of this Agreement, subject to the terms and conditions of this Agreement. For purposes of this Agreement, the “Effective Date” shall be January 1, 2000.

     1.2 Position. At the first regular meeting of the Board of Directors of each of Company and the Bank (collectively, the “Boards”) held after each annual meeting of the shareholders of Company held after the Effective Date and through and including the annual meeting of the shareholders of Company held in 2007, Company shall recommend to the Boards that Executive be elected as the Chairman of the Board of each of the Boards and upon each such election, Company shall employ Executive in such capacity, subject in all respects to the provisions of the Bylaws of Company and the Bank, as the case may be, including, but not limited to, the requirement in such Bylaws that the Chairman of the Board of each of Company and the Bank be elected annually by each of the Boards and the rights of the Boards under such Bylaws to remove any officer and to fill any vacancy in any office. In addition, from and after the Effective Date, Company may employ Executive in such other positions as the parties may mutually agree, subject, in the case of any such other position that is an officer position of Company or the Bank, to the provisions of the Bylaws of Company and the Bank, as the case may be, including, but not limited to, the requirement in such Bylaws that such officer be elected annually and the rights of the Board of Directors of Company and the Bank, as the case may be, to remove any officer and to fill any vacancy in any office.

     1.3 Duties and Services. Executive agrees to serve in the capacities referred to in Section 1.2 and to perform diligently and to the best of his abilities the duties and services appertaining to such offices, as well as such additional duties and services appropriate to such offices which the parties mutually may agree upon from time to time. Executive’s employment shall also be subject to the policies maintained and established by Company and the Bank, as the same may be amended from time to time.

     1.4 Other Interests. Executive agrees, during the period of his employment by Company, to devote his primary business time, energy and best efforts to the business and affairs of Company and the Bank and not to engage, directly or indirectly, in any other business or businesses, whether or not similar to that of Company or the Bank, except with the consent of the Board of Directors of Company (the “Board of Directors”). The foregoing notwithstanding, the parties recognize and agree that Executive may engage in passive personal investments and other business activities that do not conflict with the business and affairs of Company and the Bank or interfere with Executive’s performance of his duties hereunder.

     1.5 Duty of Loyalty. Executive acknowledges and agrees that Executive owes a fiduciary duty of loyalty, fidelity and allegiance to act at all times in the best interests of Company and the Bank and to do no act which would injure the business, interests, or reputation of Company or any of its affiliates. In keeping with these duties, Executive shall make full disclosure to Company of all business opportunities pertaining to the businesses of Company and its affiliates and shall not appropriate for Executive’s own benefit business opportunities concerning the subject matter of the fiduciary relationship.

ARTICLE 2: TERM AND TERMINATION OF EMPLOYMENT

     2.1 Term. Unless sooner terminated pursuant to other provisions hereof, Company agrees to employ Executive for the period beginning on the Effective Date and ending on the date of the annual meeting of the shareholders of Company held in 2008 (the “2008 Shareholder Meeting Date”).

     2.2 Company’s Right to Terminate. Notwithstanding the provisions of Section 2.1, Company shall have the right to terminate Executive’s employment under this Agreement at any time for any of the following reasons:

(i)	upon Executive’s death;

(ii)	upon Executive’s becoming incapacitated by accident, sickness or other circumstance which renders him mentally or physically incapable of fully performing the duties and services required of him hereunder, as determined by the Board of Directors in its sole discretion;

(iii)	for cause, which for purposes of this Agreement shall mean Executive (A) has engaged in gross negligence or willful misconduct in the performance of the duties required of him hereunder, (B) has been convicted of a misdemeanor involving moral turpitude or convicted of a felony, (C) has willfully refused without proper legal reason to perform the duties and responsibilities required of him hereunder, (D) has materially breached any corporate policy or code of conduct established by Company or the Bank, or (E) has willfully engaged in conduct that he knows or should know is materially injurious to Company or any of its affiliates;

(iv)	for Executive’s material breach of any material provision of this Agreement which, if correctable, remains uncorrected for 30 days following written notice to Executive by Company of such breach; or

(v)	for any other reason whatsoever, in the sole discretion of the Board of Directors.

     2.3 Executive’s Right to Terminate. Notwithstanding the provisions of Section 2.1, Executive shall have the right to terminate his employment under this Agreement at any time for any of the following reasons:

(i)	a material breach by Company of any material provision of this Agreement which, if correctable, remains uncorrected for 30 days following written notice of such breach by Executive to Company; or

(ii)	for any other reason whatsoever, in the sole discretion of Executive.

     2.4 Notice of Termination. If Company or Executive desires to terminate Executive’s employment hereunder at any time prior to expiration of the period of employment as provided in Section 2.1, it or he shall do so by giving written notice to the other party that it or he has elected to terminate Executive’s employment hereunder and stating the effective date and reason for such termination, provided that no such action shall alter or amend any other provisions hereof or rights arising hereunder, including, without limitation, the provisions of Articles 4, 5 and 6 hereof.

ARTICLE 3: COMPENSATION AND BENEFITS

     3.1 Base Salary. Except as otherwise provided herein, (i) for the period from the Effective Date until February 17, 2002, Executive shall receive an annual base salary of $400,000 ($33,333.33 per month), (ii) for the period from February 18, 2002 until February 17, 2006, Executive shall receive an annual base salary of $300,000 ($25,000 per month), unless Executive is notified by the Compensation Committee of the Board of Directors (the “Compensation Committee”) that his annual base salary for all or any portion of such period shall be a greater amount, not to exceed $400,000 ($33,333.33 per month), and (iii) for the period from February 18, 2006, until the 2008 Shareholder Meeting Date, Executive shall receive an annual base salary of $250,000 ($20,833.33 per month), unless Executive is notified by the Compensation Committee that his annual base salary for all or any portion of such period shall be a greater amount, not to exceed $300,000 ($25,000 per month). Executive’s annual base salary shall be paid in equal installments in accordance with Company’s standard policy regarding payment of compensation to executives but no less frequently than monthly.

     3.2 Bonuses. Except as otherwise provided herein, at the end of each calendar year during the term of this Agreement, Executive may be entitled to (i) in the case of the calendar years 2000, 2001, 2002, 2003, 2004, and 2005, a bonus of up to 60% of his then current annual base salary, and (ii) in the case of the calendar years 2006, 2007, and 2008, a bonus of up to 75% of his then current annual base salary. The amount of such bonus, if any, shall be entirely discretionary with the Compensation Committee. In making its determination as to the amount of any such bonus, the Compensation Committee shall consider the same criteria as that used from time to time for determining bonuses for other senior executives of Company. It is contemplated that such criteria shall include the Bank’s financial performance as well as the performance of Company’s stock as compared to other members of its peer group.

     3.3 Life Insurance. During the term of this Agreement, Company shall maintain, at its sole cost, (i) a $3,031,481 face amount “second to die” whole life insurance policy insuring the lives of Executive and his spouse, and (ii) a $4,000,000 face amount “10-year” term life insurance policy insuring the life of Executive. Executive (or his spouse) shall have the sole right to name the beneficiaries under such insurance policies during the term of this Agreement. Following the term of this Agreement, Executive (or his spouse) shall have the right to (A) either terminate the whole life insurance policy in exchange for its cash surrender value or continue coverage under such policy by paying the future premiums due, and (B) continue coverage under the term life insurance policy by paying the future premiums due.

     3.4 Other Perquisites. During his employment hereunder, Executive shall be afforded the following benefits as incidences of his employment:

(i)	Business and Entertainment Expenses - Subject to Company’s standard policies and procedures with respect to expense reimbursement as applied to its executive employees generally, Company shall reimburse Executive for, or pay on behalf of Executive, reasonable and appropriate expenses incurred by Executive for business related purposes, including dues and fees to industry and professional organizations and costs of entertainment and business development.

(ii)	Other Company Benefits - Executive and, to the extent applicable, Executive’s spouse, dependents and beneficiaries, shall be allowed to participate in all benefits, plans and programs, including improvements or modifications of the same, which are now, or may hereafter be, available to other executive employees of Company. Such benefits, plans and programs may include, without limitation, pension benefit plans, health insurance or health care plan, disability insurance, supplemental retirement plans, vacation and sick leave benefits, and the like. Company shall not, however, by reason of this paragraph be obligated to institute, maintain, or refrain from changing, amending, or discontinuing, any such benefit plan or program, so long as such changes are similarly applicable to executive employees of Company generally.

ARTICLE 4: CONFIDENTIAL INFORMATION

     4.1 In General. Company shall disclose to Executive, or place Executive in a position to have access to or develop, trade secrets or confidential information of Company and/or its affiliates; and/or shall entrust Executive with business opportunities of Company and/or its affiliates; and/or shall place Executive in a position to develop business goodwill on behalf of Company and/or its affiliates. Executive recognizes and acknowledges that Executive will have access to certain information of Company and/or its affiliates and that such information is confidential and constitutes valuable, special and unique property of Company. Executive shall not at any time, either during or subsequent to the term of employment with Company or the Bank, disclose to others, use, copy or permit to be copied, except in pursuance of Executive’s duties for and on behalf of Company, the Bank and their successors, assigns or nominees, any Confidential Information of Company and/or its affiliates (regardless of whether developed by Executive) without the prior written consent of Company. The term “Confidential Information” means any secret or confidential information or know-how and shall include, but shall not be limited to, the plans, customers, costs, prices, uses, corporate opportunities, research, financial data, evaluations, prospects, and applications of products and services, results of investigations or studies owned or used by Company and/or any of its affiliates, and all apparatus, products, processes, compositions, samples, formulas, computer programs, computer hardware designs, computer firmware designs, and servicing, marketing or manufacturing methods and techniques at any time used, developed, investigated, made or sold by Company and/or any of its affiliates, before or during the term of employment with Company or the Bank, that are not readily available to the public or that are maintained as confidential by Company and/or any of its affiliates. Executive shall maintain in confidence any Confidential Information of third parties received as a result of Executive’s employment with Company and/or the Bank in accordance with the obligations of Company and/or the Bank to such third parties and the policies established by Company and/or the Bank.

     4.2 Remedies. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article 4 by Executive, and Company shall be entitled to enforce the provisions of this Article 4 by terminating payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 4, but shall be in addition to all remedies available at law or in equity to Company, including the recovery of damages from Executive and his agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

ARTICLE 5: NON-COMPETITION OBLIGATIONS

     5.1 In General. As part of the consideration for the compensation and benefits to be paid to Executive hereunder; to protect the Confidential Information of Company and its affiliates that has been and will in the future be disclosed or entrusted to Executive, the business goodwill of Company and its affiliates that has been and will in the future be developed in Executive, and/or the business opportunities that have been and will in the future be disclosed or entrusted to Executive by Company and/or its affiliates; and as an additional incentive for Company to enter into this Agreement, Company and Executive agree to the obligations hereunder. Executive shall not, directly or indirectly for Executive or for others, in any geographic area or market where Company or any of its affiliates are conducting any business as of the date of the termination of the employment relationship or have during the previous twelve months conducted such business:

(i)	engage in any business competitive with the business conducted by Company or any of its affiliates;

(ii)	render advice or services to, or otherwise assist, any other person, association, or entity who is engaged, directly or indirectly, in any business competitive with the business conducted by Company or any of its affiliates with respect to such competitive business; or

(iii)	induce any employee of Company or any of its affiliates to terminate his or her employment with Company or any of its affiliates, or hire or assist in the hiring of any such employee by any person, association, or entity not affiliated with Company.

The obligations contained in this Section 5.1 shall apply during the period that Executive is employed by Company and shall extend two years after termination of such employment relationship if such termination is by Company pursuant to Section 2.2(iii) or (iv) or by Executive pursuant to Section 2.3(ii).

     5.2 Enforcement and Remedies. Executive understands that the restrictions set forth in Section 5.1 may limit Executive’s ability to engage in certain businesses anywhere in the world during the period provided for above, but acknowledges that Executive will receive sufficiently high remuneration and other benefits under this Agreement to justify such restriction. Executive acknowledges that money damages would not be sufficient remedy for any breach of this Article 5 by Executive, and Company shall be entitled to enforce the provisions of this Article 5 by terminating any payments then owing to Executive under this Agreement and/or to specific performance and injunctive relief as remedies for such breach or any threatened breach. Such remedies shall not be deemed the exclusive remedies for a breach of this Article 5, but shall be in addition to all remedies available at law or in equity to Company, including without limitation, the recovery of damages from Executive and Executive’s agents involved in such breach and remedies available to Company pursuant to other agreements with Executive.

     5.3 Reformation. It is expressly understood and agreed that Company and Executive consider the restrictions contained in this Article 5 to be reasonable and necessary to protect the proprietary information of Company. Nevertheless, if any of the aforesaid restrictions are found by a court having jurisdiction to be unreasonable, or overly broad as to geographic area or time, or otherwise unenforceable, the parties intend for the restrictions therein set forth to be modified by such court so as to be reasonable and enforceable and, as so modified by the court, to be fully enforced.

ARTICLE 6: STATEMENTS CONCERNING COMPANY

     6.1 In General. Executive shall refrain, both during the employment relationship and after the employment relationship terminates, from publishing any oral or written statements about Company or any of its affiliates, or any of such entities’ officers, employees, agents or representatives, that are slanderous, libelous, or defamatory; or that disclose private or confidential information about Company or any of its affiliates, or any of such entities’ business affairs, officers, employees, agents, or representatives; or that constitute an intrusion into the seclusion or private lives of Company or any of its affiliates, or any of such entities’ officers, employees, agents, or representatives; or that give rise to unreasonable publicity about the private lives of Company or any of its affiliates, or any of such entities’ officers, employees, agents, or representatives; or that place Company or any of its affiliates, or any of such entities’ officers, employees, agents, or representatives, in a false light before the public; or that constitute a misappropriation of the name or likeness of Company or any of its affiliates, or any of such entities’ officers, employees, agents, or representatives. A violation or threatened violation of this prohibition may be enjoined by the courts. The rights afforded Company and its affiliates, under this Article 6 are in addition to any and all rights and remedies otherwise afforded by law.

ARTICLE 7: EFFECT OF TERMINATION ON COMPENSATION

     7.1 By Expiration. If Executive’s employment hereunder shall terminate upon expiration of the period provided in Section 2.1 hereof, then all compensation and all benefits to Executive hereunder shall terminate contemporaneously with termination of his employment (except to the extent benefits continue pursuant to the specific terms of any plan or program).

     7.2 By Company. If Executive’s employment hereunder shall be terminated by Company prior to expiration of the period provided in Section 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be for any reason other than those encompassed by Sections 2.2(i), (iii), or (iv), then Company shall (i) pay Executive the Termination Payments and (ii) provide Executive with Continuation Benefits. For purposes of this Agreement, (A) the term “Termination Payments” shall mean continuation of Executive’s then current annual base salary as provided in Section 3.1 and continuation of Executive’s bonuses as provided in Section 3.2 at the average percentage of annual base salary paid to Executive within the two-calendar year period preceding his termination of employment with Company, as if he had remained employed by Company through the 2008 Shareholder Meeting Date, and (B) the term “Continuation Benefits” shall mean continued coverage under Company’s medical and dental plans and life insurance for Executive and his dependents (including his spouse) who were covered under such plans and insurance on the day prior to Executive’s termination of employment with Company as if he had remained employed by Company through the 2008 Shareholder Meeting Date (provided, however, that (1) such coverage shall terminate if and to the extent Executive and/or any of his dependants (including his spouse) becomes eligible to receive medical, dental and/or life insurance coverage from a subsequent employer (and any such eligibility shall be promptly reported to Company by Executive), (2) if Executive (and/or his spouse) would have been entitled to retiree medical, dental, and/or life insurance coverage under Company’s plans had he voluntarily retired on the date of such termination, then such coverages shall be continued as provided under such plans, and (3) in the event that continued participation in any such Company plan is for whatever reason impermissible, Company shall arrange upon comparable terms benefits substantially equivalent to those that may not be so provided under the plan maintained by Company). Notwithstanding the preceding provisions of this Section 7.2, as a condition to the receipt of any Termination Payments and/or Continuation Benefits pursuant to this Section 7.2, Executive must first execute a release and agreement, in form and substance satisfactory to Company, which shall release Company, its affiliates and their officers, directors, employees and agents from any and all claims and from any and all causes of action of any kind or character, including but not limited to all claims or causes of action arising out of Executive’s employment with Company and the Bank and the termination of such employment.

     7.3 By Executive. If Executive’s employment hereunder shall be terminated by Executive prior to expiration of the period provided in Section 2.1, then, upon such termination, regardless of the reason therefor, all compensation and benefits to Executive hereunder shall terminate contemporaneously with the termination of such employment (except to the extent benefits continue pursuant to the specific terms of any plan or program); provided, however, that if such termination shall be pursuant to Section 2.3(i), then Company shall (i) pay Executive, within 10 days after the last day of Executive’s employment with Company, a lump sum cash payment in an amount equal to the Termination Payment and (ii) provide Executive with Continuation Benefits.

     7.4 No Duty to Mitigate Losses. Executive shall have no duty to find new employment following the termination of his employment under circumstances which require Company to pay any amount to Executive pursuant to this Article 7. Any salary or remuneration received by Executive from a third party for the providing of personal services (whether by employment or by functioning as an independent contractor) following the termination of his employment under circumstances pursuant to which this Article 7 apply shall not reduce Company’s obligation to make a payment to Executive (or the amount of such payment) pursuant to the terms of this Article 7.

     7.5 Liquidated Damages. In light of the difficulties in estimating the damages for an early termination of this Agreement, Company and Executive hereby agree that the payments, if any, to be received by Executive pursuant to this Article 7 shall be received by Executive as liquidated damages.

     7.6 Incentive and Deferred Compensation. This Agreement governs the rights and obligations of Executive and Company with respect to Executive’s base salary, bonus, life insurance and certain perquisites of employment. Executive’s rights and obligations both during the term of his employment and thereafter with respect to stock options, restricted stock, and incentive and deferred compensation shall be governed by the separate agreements, plans and other documents and instruments governing such matters.

ARTICLE 8: MISCELLANEOUS

     8.1 Notices. For purposes of this Agreement, notices and all other communications provided for herein shall be in writing and shall be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Company to:	Compensation Committee Southwest Bancorporation of Texas, Inc. 4400 Post Oak Parkway Houston, Texas 77027

If to Executive to:	Walter E. Johnson Southwest Bank of Texas N.A. 4400 Post Oak Parkway Houston, Texas 77027

or to such other address as either party may furnish to the other in writing in accordance herewith, except that notices of changes of address shall be effective only upon receipt.

     8.2 Applicable Law. This Agreement is entered into under, and shall be governed for all purposes by, the laws of the State of Texas.

     8.3 No Waiver. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

     8.4 Severability. If a court of competent jurisdiction determines that any provision of this Agreement is invalid or unenforceable, then the invalidity or unenforceability of that provision shall not affect the validity or enforceability of any other provision of this Agreement, and all other provisions shall remain in full force and effect.

     8.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same Agreement.

     8.6 Withholding of Taxes and Other Employee Deductions. Company may withhold from any benefits and payments made pursuant to this Agreement all federal, state, city and other taxes as may be required pursuant to any law or governmental regulation or ruling and all other normal employee deductions made with respect to Company’s employees generally.

     8.7 Headings. The paragraph headings have been inserted for purposes of convenience and shall not be used for interpretive purposes.

     8.8 Gender and Plurals. Wherever the context so requires, the masculine gender includes the feminine or neuter, and the singular number includes the plural and conversely.

     8.9 Affiliate. As used in this Agreement, the term “affiliate” shall mean any entity or other person which, directly or indirectly, through one or more intermediaries, owns or controls, is owned or controlled by, or is under direct or indirect common ownership or control with, Company (including, but not limited to, the Bank). For the purposes of the immediately preceding sentence, “control” when used with respect to any entity or other person means the power to direct the management and policies of such entity or person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the term “controlled” has a meaning correlative to the foregoing.

     8.10 Successor Obligations. This Agreement shall be binding upon and inure to the benefit of Company and any successor of Company, by merger or otherwise.

     8.11 Assignment. Except as provided in Section 8.10, this Agreement, and the rights and obligations of the parties hereunder, are personal and neither this Agreement, nor any right, benefit, or obligation of either party hereto, shall be subject to voluntary or involuntary assignment, alienation or transfer, whether by operation of law or otherwise, without the prior written consent of the other party.

     8.12 Term. This Agreement has a term co-extensive with the term of employment provided in Section 2.1. Termination shall not affect any right or obligation of any party which is accrued or vested prior to such termination. Without limiting the scope of the preceding sentence, the provisions of Articles 4, 5, and 6 shall survive any termination of the employment relationship and/or this Agreement.

     8.13 Entire Agreement. Except as provided in (i) the written benefit plans and programs referenced in Sections 3.4(ii) and 7.6, and (ii) any signed written agreement contemporaneously or hereafter executed by Company and Executive, this Agreement constitutes the entire agreement of the parties with regard to the subject matter hereof, and contains all the covenants, promises, representations, warranties and agreements between the parties with respect to employment of Executive by Company and the Bank. Without limiting the scope of the preceding sentence, all prior understandings and agreements between the parties hereto relating to the subject matter hereof are hereby null and void and of no further force and effect. Specifically, upon the execution and delivery of this Agreement by Company and Executive, the “Change in Control Agreement” entered into between Company and Executive, as of December 17, 1996, shall be terminated and of no further force or effect whatsoever. Any modification of this Agreement shall be effective only if it is in writing and signed by the party to be charged.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement, as amended and restated as of the    day of    , 2004, to be effective as of the Effective Date.

SOUTHWEST BANCORPORATION OF TEXAS, INC.
By:
Paul B. Murphy, Jr.
Chief Executive Officer

And:
John B. Brock III
Chairman of the Compensation Committee
"COMPANY"

WALTER E. JOHNSON

"EXECUTIVE"